Exhibit 99.1

MDA Space Ltd.

Interim Condensed Consolidated Financial Statements

For the three and six months ended
June 30, 2026 and 2025

(In millions of Canadian dollars)

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

For the three and six months ended June 30, 2026 and 2025

(In millions of Canadian dollars except per share figures)

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue	5, 6	$498.6	$373.3	$962.7	$724.3

Cost of revenue
Materials, labour and subcontractors	7	(355.7)	(264.6)	(689.6)	(522.2)
Depreciation and amortization of assets	9, 10, 11	(17.0)	(13.9)	(32.0)	(27.6)
Gross profit		125.9	94.8	241.1	174.5

Operating expenses
Selling, general and administration	7	(45.1)	(29.8)	(75.3)	(53.2)
Research and development, net	7	(13.0)	(6.0)	(21.6)	(11.5)
Amortization of intangible assets	11	(30.6)	(11.7)	(61.1)	(23.3)
Share-based compensation	13	(6.6)	(3.7)	(12.4)	(7.6)
Operating income		30.6	43.6	70.7	78.9

Other income (expenses)
Gain on financial instruments		3.3	2.6	2.9	2.7
Foreign exchange gain (loss) and other		9.4	(11.0)	17.8	2.1
Finance income		3.0	3.5	4.0	5.2
Finance costs		(4.6)	(2.9)	(11.0)	(7.8)
Share of loss of equity-accounted investee	15	(0.1)	—	(1.6)	—
Income before taxes		41.6	35.8	82.8	81.1

Income tax expense		(13.7)	(8.6)	(25.3)	(21.0)
Net income		27.9	27.2	57.5	60.1

Other comprehensive income
Gain on translation of foreign operations		5.0	1.5	8.2	0.7
Remeasurement gain (loss) on defined benefit plans		2.1	8.4	$(0.1)	$6.4
Total comprehensive income		$35.0	$37.1	$65.6	$67.2

Earnings per share:
Basic	17	$0.20	$0.22	$0.43	$0.49
Diluted	17	0.20	0.21	0.42	0.47

Weighted-average common shares outstanding:
Basic	17	138,845,290	123,118,335	133,661,126	122,681,264
Diluted	17	142,521,230	128,062,208	137,957,874	127,728,558

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Financial Position

June 30, 2026

(In millions of Canadian dollars)

As at	Note	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash		$397.8	$152.0
Trade and other receivables		189.3	142.6
Unbilled receivables		203.4	187.5
Inventories		32.0	23.5
Income taxes receivable		59.5	52.9
Other current assets	8	44.9	53.3
		926.9	611.8

Non-current assets:
Property, plant and equipment	9	711.4	649.6
Right-of-use assets	10	107.1	114.5
Intangible assets	11	868.0	876.7
Goodwill	11	817.4	804.4
Equity-accounted investees	15	9.7	11.3
Deferred income tax assets		19.7	10.0
Other non-current assets	8	306.7	279.2
		2,840.0	2,745.7
Total assets		$3,766.9	$3,357.5

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		$546.2	$391.4
Income taxes payable		6.6	11.0
Contract liabilities		578.8	798.9
Current portion of net employee benefit payable		69.0	77.1
Current portion of lease liabilities	10	19.1	20.2
Other current liabilities		15.2	20.5
		1,234.9	1,319.1
Non-current liabilities:
Net employee defined benefit payable		24.1	23.4
Lease liabilities	10	114.2	118.9
Long-term debt	12	245.0	272.0
Deferred income tax liabilities		234.6	245.7
Other non-current liabilities		23.5	23.4
		641.4	683.4
Total liabilities		1,876.3	2,002.5

Shareholders' equity
Common shares		1,508.3	1,042.7
Contributed surplus		40.4	36.0
Accumulated other comprehensive income		37.2	29.1
Retained earnings		304.7	247.2
Total equity		1,890.6	1,355.0
Total liabilities and equity		$3,766.9	$3,357.5

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

For the six months ended June 30, 2026 and 2025

(In millions of Canadian dollars)

		Common Shares		Contributed	Accumulated other comprehensive	Retained	Total shareholders'
	Note	Number	Amount	Surplus	income	earnings	equity
As at January 1, 2026		126,321,001	$1,042.7	$36.0	$29.1	$247.2	$1,355.0
Share capital issued, net of costs	16	11,180,136	441.5	—	—	—	441.5
Share-based awards common shares issuance	13	1,347,032	18.1	(13.5)	—	—	4.6
Net income		—	—	—	—	57.5	57.5
Other comprehensive income		—	—	—	8.1	—	8.1
Equity-settled share-based compensation	13	—	—	9.2	—	—	9.2
Tax effect of costs on share capital issuance		—	6.0	—	—	—	6.0
Tax effect of share-based compensation		—	—	8.7	—	—	8.7
As at June 30, 2026		138,848,169	$1,508.3	$40.4	$37.2	$304.7	$1,890.6

As at January 1, 2025		121,531,699	$975.8	$38.0	$23.5	$138.7	$1,176.0
Share-based awards common shares issuance	13	3,266,957	49.5	(13.1)	—	—	36.4
Net income		—	—	—	—	60.1	60.1
Other comprehensive income		—	—	—	7.1	—	7.1
Equity-settled share-based compensation	13	—	—	5.3	—	—	5.3
Tax effect of share-based compensation		—	—	(2.6)	—	—	(2.6)
As at June 30, 2025		124,798,656	$1,025.3	$27.6	$30.6	$198.8	$1,282.3

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the three and six months ended June 30, 2026 and 2025

(In millions of Canadian dollars)

		Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	Note	2026	2025	2026	2025
Cash flows from operating activities
Net income		$27.9	$27.2	$57.5	$60.1
Items not affecting cash:
Income tax expense		13.7	8.6	25.3	21.0
Depreciation of property, plant, and equipment	9	10.8	7.2	19.5	14.2
Depreciation of right-of-use assets	10	3.5	3.2	7.2	6.5
Amortization of intangible assets	11	34.2	15.2	68.0	30.2
Share-based compensation	13(a)	5.5	2.5	9.8	5.3
Investment tax credits accrued		(8.0)	(5.3)	(18.6)	(13.3)
Finance costs and foreign exchange differences		(14.7)	(0.6)	(9.3)	2.6
Gain on financial instruments		(3.3)	(2.6)	(2.9)	(2.7)
Share of loss of equity-accounted investee	15	0.1	—	1.6	—
Loss on buy-out of pension liability		—	—	0.3	—
Changes in operating assets and liabilities	19	(135.3)	3.3	(156.7)	199.1
		(65.6)	58.7	1.7	323.0
Interest paid, net		(8.3)	(2.3)	(10.6)	(4.6)
Income tax (paid) received, net		(19.5)	(3.6)	(23.6)	1.4
Net cash generated (used) in operating activities		(93.4)	52.8	(32.5)	319.8

Cash flows from investing activities
Purchases of property and equipment		(52.1)	(46.9)	(119.3)	(86.7)
Purchases/development of intangible assets		(11.2)	(22.9)	(32.5)	(44.8)
Government grants on capital expenditure		6.5	33.2	6.5	33.2
Proceeds from disposal of assets		—	—	—	0.2
Proceeds from disposal of equity securities		—	—	9.4	—
Acquisition of subsidiaries, net of cash		—	(2.8)	—	(2.8)
Net cash used in investing activities		(56.8)	(39.4)	(135.9)	(100.9)

Cash flows from financing activities
Proceeds from senior revolving credit facility		—	250.0	95.0	250.0
Repayments of senior revolving credit facility		—	—	(125.0)	—
Transaction costs related to loans and borrowings		(1.9)	—	(1.9)	—
Payment of lease liability (principal portion)		(3.1)	(2.3)	(6.1)	(4.7)
Proceeds from share issuance, net of transaction costs		—	—	441.5	—
Proceeds from stock options exercised		1.1	27.7	4.0	36.4
Net cash generated in financing activities		(3.9)	275.4	407.5	281.7

Net increase (decrease) in cash		(154.1)	288.8	239.1	500.6
Net foreign exchange difference on cash		7.9	0.8	4.0	(1.4)
Cash, beginning of period prior to restatement for IFRS 9 amendments		544.0	376.3	152.0	166.7
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	3	—	—	2.7	—
Cash, end of period		$397.8	$665.9	$397.8	$665.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

1.	Nature of operations

MDA Space Ltd. and its subsidiaries (collectively “MDA Space” or the “Company”) is a trusted mission partner of leading-edge space missions. The Company’s recognized engineering capabilities, portfolio of space technologies, and space mission expertise make it a trusted partner of choice for a broad range of customers worldwide. The Company leverages its capabilities to enable next generation space exploration and infrastructure, space-based communication, and both earth and space observation missions. The Company’s space technology solutions and services enable governments and businesses to develop and operate critical space infrastructure used for exploration and space-based science, to research, develop and operate space-based communications supporting our connected world, and to monitor global activities including climate change, illegal and unregulated fishing, and detection of oil spills. The Company’s technologies and solutions are also deployed for defence and intelligence applications and space observation missions. MDA Space operates across three business areas: Satellite Systems, Robotics & Space Operations, and Geointelligence, with facilities and sites in Canada, United Kingdom, United States and Israel. The Company collaborates and partners with governments and space agencies, commercial space companies and defence and aerospace prime contractors in the space industry.

MDA Space Ltd. was incorporated pursuant to a series of legal entity restructuring. On April 8, 2020, Neptune Acquisition Inc. (“NAI”), an affiliate of Northern Private Capital Ltd. purchased 100% of the equity interest in MDA GP Holdings Ltd., MDA Systems Inc., and Maxar Technologies ULC from Maxar Technologies Inc. The consideration for this transaction was $1 billion. Immediately after closing, NAI amalgamated with Maxar Technologies ULC, and changed its name to Neptune Operations Ltd. (“NOL”). On June 2, 2020, Neptune Acquisition Holdings Inc. (“NAHI”) was formed under the laws of the Province of Ontario and became the parent of its wholly owned subsidiary NOL. In March 2021, NAHI changed its name to MDA Ltd., and again to MDA Space Ltd. in April 2024.

MDA Space Ltd. is incorporated in Ontario and domiciled in Canada, with its head office located at 7500 Financial Drive, Brampton, Ontario L6Y 6K7, Canada. MDA Space’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol “MDA”.

2.	Basis of preparation

(a)	Statement of compliance

These accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation as those used in the preparation of the consolidated financial statements for the year ended December 31, 2025 were followed in the preparation of these interim condensed consolidated financial statements, except as described in note 3. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

The unaudited interim condensed consolidated financial statements were approved by the Board of Directors of MDA Space on August 6, 2026.

(b)	Basis of measurement

The interim condensed consolidated financial statements are presented in Canadian dollars, the Company’s functional currency.

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for pension plan assets and liabilities and the following assets and liabilities which are measured at fair value: financial instruments at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”), derivative financial instruments, and initial recognition of assets acquired and liabilities assumed in a business combination. Pension plan assets and liabilities are recognized as the present value of the defined benefit obligation net of the fair value of the plan assets.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

(c)	Seasonality

The Company’s operations historically have not experienced seasonality. However, the Company’s results period over period are affected by its stage in the work in progress in each of its long-term contracts. Therefore, the results of operations over a given interim period may not be indicative of full fiscal year results.

(d)	Critical accounting estimates and judgments

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim condensed consolidated financial statements are described in the Company’s consolidated financial statements for the year ended December 31, 2025.

3.	Changes in accounting policies and accounting pronouncements

Amendments of IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

IASB has amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the timing in the recognition and derecognition of financial assets and the settlement of financial liabilities. These amendments change the timing of recognition or derecognition of financial assets or liabilities from the payment initiation date to the settlement date. Any derecognition of liability earlier than the settlement date would be subject to certain criteria being met, and only applicable to financial liabilities settled using an electronic payment system. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The application of these amendments resulted in a $2.7 increase in cash and increase in accounts payable and accrued liabilities at January 1, 2026 on the interim condensed consolidated statement of financial position.

Forthcoming Issuance of IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1, Presentation of Financial Statements

IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the interim condensed consolidated financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently assessing the impact of adopting IFRS 18.

4.	Definitive Agreement Signed During the Period

On June 18, 2026, the Company signed a definitive agreement to acquire 100% of Blue Canyon Technologies LLC (“BCT”), a spacecraft and satellite component manufacturer and mission services provider currently part of RTX Corporation (NYSE: RTX). The US$620 transaction (approximately C$874) is expected to close by the end of 2026, subject to purchase price adjustments, customary closing conditions and required regulatory approvals.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

5.	Revenue from contracts with customers

Disaggregation of revenue from contracts with customers by business areas are presented in the table below:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Business Areas
Satellite systems	$336.1	$232.6	$649.2	$454.6
Robotics and space operations	99.5	88.0	191.1	165.3
Geointelligence	63.0	52.7	122.4	104.4
	$498.6	$373.3	$962.7	$724.3

6.	Geographic information

Segmented information is reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”), and reflects the way the CODM evaluates performance of, and allocates resources within, the business. The Company operates substantially all of its activities in one reportable segment, which includes the Geointelligence, Robotics and Space Operations and Satellite Systems operating segments. The reportable segment earns revenue by providing space solutions to customers in a similar market and is managed by the CODM.

Revenues are attributed to geographical regions based on the location of customers as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue
Canada	$339.8	$239.6	$652.6	$472.1
United States	127.0	103.8	252.9	200.4
Europe	22.2	18.3	40.6	31.2
Asia and Middle East	8.5	11.2	14.8	19.7
Other	1.1	0.4	1.8	0.9
	$498.6	$373.3	$962.7	$724.3

The Company’s property, plant and equipment, right-of-use assets, intangible assets and goodwill are attributed to geographical regions based on the location of the assets as follows:

	June 30, 2026	December 31, 2025
Canada	$2,405.6	$2,361.7
Other	98.3	83.5
	$2,503.9	$2,445.2

7.	Cost of revenue and operating expenses

The following table shows the breakdown of materials, labour and subcontractors costs included in cost of revenue:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Labour, materials and other	$199.7	$128.7	$374.4	$264.6
Subcontractors	164.0	141.1	331.0	271.0
Investment tax credits recognized	(8.0)	(5.2)	(15.8)	(13.4)
	$355.7	$264.6	$689.6	$522.2

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

The following tables show the breakdowns of selling, general and administration expenses and research and development, net included in operating expenses:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Selling, general and administration
General and administration	$31.3	$13.6	$49.7	$27.1
Selling and marketing	13.8	16.2	25.6	26.1
	$45.1	$29.8	$75.3	$53.2

Research and development, net
Research and development expense	$14.8	$6.7	$29.1	$16.3
Research and development expense recovery	(1.8)	(0.7)	(7.5)	(4.8)
	$13.0	$6.0	$21.6	$11.5

8.	Other assets

	Note	June 30, 2026	December 31, 2025
Prepaid expenses and advances to suppliers		$138.3	$125.2
Investment tax credits receivable		146.1	146.7
Investment in equity securities	14	10.1	17.7
Derivative financial assets	14	23.7	22.0
Pension plan assets		12.6	15.4
Long-term unbilled receivable		16.0	2.9
Other		4.8	2.6
		$351.6	$332.5
Current portion		$44.9	$53.3
Non-current portion		$306.7	$279.2

9.	Property, plant and equipment

	Land, buildings and leasehold improvements	Equipment	Furniture, fixtures and computer hardware	Capital in progress	Total
Cost
As at December 31, 2025	$200.7	$75.9	$52.2	$405.6	$734.4
Additions	22.7	3.0	4.7	50.7	81.1
Transfers	52.2	52.0	2.1	(106.3)	—
Effect of movements in exchange rates	—	0.1	0.1	—	0.2
As at June 30, 2026	$275.6	$131.0	$59.1	$350.0	$815.7
Accumulated depreciation
As at December 31, 2025	$(28.7)	$(30.0)	$(26.1)	—	$(84.8)
Depreciation expense	(5.3)	(9.1)	(5.1)	—	(19.5)
As at June 30, 2026	(34.0)	(39.1)	(31.2)	—	(104.3)
Net book value
As at December 31, 2025	$172.0	$45.9	$26.1	$405.6	$649.6
As at June 30, 2026	$241.6	$91.9	$27.9	$350.0	$711.4

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

Depreciation expense included in cost of revenue for the three and six months ended June 30, 2026 is $10.2 and $18.5, respectively (three and six months ended June 30, 2025 - $7.2 and $14.2, respectively). Depreciation expense relating to all other property, plant and equipment for the three and six months ended June 30, 2026 of $0.5 and 1.0, respectively (three and six months ended June 30, 2025 - nil and nil, respectively) is included in operating expenses.

As at June 30, 2026, the Company is committed under legally enforceable agreements for purchases relating to property, plant and equipment of $55.5 in 2026 and $0.6 in 2027.

10.	Leases

The Company has lease contracts for buildings and equipment used in its operations. Leases of buildings generally have lease terms between 5 and 20 years, while equipment generally have lease terms between 1 and 5 years. Commitments relating to leases not yet commenced total $1.5 over 10 years.

(a)	Right-of-use assets

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Buildings	Equipment	Total
As at December 31, 2025	$112.3	$2.2	$114.5
Additions net of incentives	(0.3)	—	(0.3)
Depreciation expense	(6.5)	(0.7)	(7.2)
Effect of movements in exchange rates	0.1	—	0.1
As at June 30, 2026	$105.6	$1.5	$107.1

Depreciation expense included in cost of revenue for the three and six months ended June 30, 2026 is $3.3 and $6.6, respectively (three and six months ended June 30, 2025 - $3.2 and $6.5, respectively). Depreciation expense for the three and six months ended June 30, 2026 of $0.2 and $0.6 respectively (three and six months ended June 30, 2025 - nil and nil, respectively) is included operating expenses.

(b)	Lease Liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period:

Lease liabilities
As at December 31, 2025	$139.1
Additions	0.2
Accretion of interest	4.4
Payments	(10.8)
Effect of movements in exchange rates	0.4
As at June 30, 2026	$133.3

Accretion of interest is included in finance costs in the interim condensed consolidated statement of comprehensive income.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

11.	Intangible assets and goodwill

	Goodwill	Proprietary technologies	Contractual backlog	Customer relationships	MDA trademark	Software	Total
Cost
As at December 31, 2025	$804.4	$672.4	$41.0	$458.5	$25.6	$55.1	$2,057.0
Additions	—	$47.7	—	—	—	2.0	49.7
Effect of movements in exchange rates	13.0	12.4	—	—	—	—	25.4
As at June 30, 2026	$817.4	$732.5	$41.0	$458.5	$25.6	$57.1	$2,132.1
Accumulated amortization
As at December 31, 2025	$—	$(106.2)	$(41.0)	$(186.3)	$(7.3)	$(35.1)	$(375.9)
Amortization expense	—	(46.9)	—	(16.2)	(0.6)	(4.3)	(68.0)
Effect of movements in exchange rates	—	(2.8)	—	—	—	—	(2.8)
As at June 30, 2026	$—	$(155.9)	$(41.0)	$(202.5)	$(7.9)	$(39.4)	$(446.7)
Net book value
As at December 31, 2025	$804.4	$566.2	$—	$272.2	$18.3	$20.0	$1,681.1
As at June 30, 2026	$817.4	$576.6	$—	$256.0	$17.7	$17.7	$1,685.4

For the three and six months ended June 30, 2026, the amortization expense related to a portion of proprietary technologies and software of $3.6 and $6.9, respectively (three and six months ended June 30, 2025 - $3.6 and $6.9, respectively) is included in cost of revenue. For the three and six months ended June 30, 2026, the amortization expense related to all other intangible assets of $30.6 and $61.1, respectively (three and six months ended June 30, 2025 - $11.7 and $23.3, respectively) is included in operating expenses.

The goodwill on the acquisition of SatixFy Communications Limited on July 2, 2025, has been adjusted by $4.0 since it was last reported on December 31, 2025. Adjustments were made to the fair value of receivables $2.7 and contingent liability $1.3, presented in other non-current liabilities. The amounts have been reflected in the statement of financial position as at December 31, 2025. In accordance with IFRS accounting standards, the Company has up to one year following the acquisition date to finalize the accounting for a business combination.

As at June 30, 2026, the Company is committed under legally enforceable agreements for purchases relating to intangible assets of $0.5 in 2026 and nil in 2027.

12.	Long-term debt

(a)	Senior revolving credit facility

As at June 30, 2026, the Company through its wholly owned subsidiary NOL had borrowings of nil (December 31, 2025 - $30.0) under the senior revolving credit facility. This facility bears interest at the bank’s prime rate or alternate base rate Canada plus an applicable margin of 45 to 150 basis points (“bps”) or CORRA plus an applicable margin of 145 to 250 bps, based on the Company’s total debt to EBITDA ratio.

The Company also had $0.6 letters of credit at June 30, 2026 (December 31, 2025 - $0.7), bearing an applicable margin of 97 bps plus a fronting fee of 25 bps.

(b)	Senior unsecured notes

The Company has senior unsecured notes (“Notes”), with an aggregate principal amount of $250.0 due December 23, 2030. The Notes bear interest of 7.00% per annum, payable semi-annually in arrears. The Company has a number of early redemption options at various exercise prices ranging from 100% to 107%.

As at June 30, 2026, the Notes are recorded at a carrying value of $245.0 on the interim condensed consolidated statement of financial position. The redemption options are bifurcated and recognized at fair value through profit loss and are separately discussed in note 14.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

(c)	Security and guarantees

The senior revolving credit facility is guaranteed by all subsidiaries of NOL other than certain excluded subsidiaries (immaterial subsidiaries, non-wholly owned subsidiaries and minority shareholding entities) and secured by all of the present and future assets, property and undertakings of NOL and its subsidiary guarantors, as well as a limited recourse guarantee and pledge of NOL from the Company.

The Company must satisfy certain financial covenants as defined by the credit agreement, including the following:

•	The Company is required to maintain an interest coverage ratio of at least 3.0 to 1 at all times

•	The Company is required to maintain a specified total debt to EBITDA ratio of less than or equal to 4.0 to 1 at all times

•	The Company is required to maintain a senior secured leverage covenant of less 3.0 to 1 at all times

The Investissement Québec Forgivable Loan (note 18) is guaranteed by the same security as noted above for the senior revolving credit facility, albeit on a subordinated basis. The Company must satisfy the same financial covenants as defined by the senior revolving credit facility.

As at June 30, 2026, the Company was in compliance with these covenants.

(d)	Interest expense on long-term debt

Interest expense on the Company’s long-term debt for the three and six months ended June 30, 2026 is $4.9 and $10.2, respectively (three and six months ended June 30, 2025 - $0.1 and $0.2, respectively). This amount is included in finance costs in the interim condensed consolidated statement of comprehensive income.

Interest expense is net of the expense capitalized on certain qualifying assets that take a substantial period of time to prepare for their intended use. Capitalized interest is a component of both property, plant and equipment and intangible assets. The capitalization for the three and six months ended June 30, 2026 is $4.4 and $7.8, respectively (three and six months ended June 30, 2025 - nil and nil, respectively). The capitalization rate used to capitalize interest was 6.89% (three and six months ended June 30, 2025 - nil).

13.	Share-based compensation

The Company has equity-settled and cash-settled share-based compensation plans.

(a)	Equity-settled share-based compensation plans

In 2021, the Company established an Omnibus Long-term Incentive Plan (“Omnibus Plan”). The Omnibus Plan is a share-based plan, under which the Company receives services from directors and employees as consideration for equity instruments of the Company. The Company can issue stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”) pursuant to the terms and conditions of the Omnibus Plan and the related award agreements entered into thereunder.

Stock Options

The Company did not grant any stock options during the three and six months ended June 30, 2026. The existing granted stock options have graded vesting schedules ranging from 3 to 4 years from the grant date. Vesting is conditional on continuous employment from the grant date to the vesting date. The stock options have a maximum term of 10 years.

The stock options are measured at fair value using the Black-Scholes option pricing model on the grant date and subsequently expensed on a graded basis over the vesting period. The amount expensed for the three and six months ended June 30, 2026 was nil and $0.1, respectively (three and six months ended June 30, 2025 - $0.1 and $0.3, respectively).

DSUs

The Company has offered DSUs to its independent directors since 2022, entitling them to receive all or a portion of their annual compensation in the form of DSUs in place of cash. The DSUs vest immediately upon grant and are equity-settled, entitling participants to receive one common share for each DSU. The amount expensed for the three and six months ended June 30, 2026 is $0.4 and $0.8, respectively (three and six months ended June 30, 2025 - $0.4 and $0.8, respectively).

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

RSUs and PSUs

The Company grants RSUs and PSUs to eligible employees. The RSUs vest over 1 to 3 years in annual installments from the grant date. Vesting is conditional on continuous employment from the grant date to the vesting date. The PSUs vest over 3 years from the grant date and vesting is conditional on meeting performance targets and continuous employment. The amounts expensed for the three and six months ended June 30, 2026 are $4.5 and $8.3, respectively (three and six months ended June 30, 2025 - $2.0 and $4.2, respectively).

Award units continuity - Stock Options, DSUs, RSUs and PSUs

The table below shows the movement in the award units outstanding over the six months ended June 30, 2026:

	Stock Options	DSUs	RSUs	PSUs
As at January 1, 2026	3,482,557	305,129	998,587	550,787
Granted	—	18,556	347,946	143,033
Forfeited/Cancelled	—	(65,322)	(31,896)	—
Exercised/Converted	(629,647)	(47,067)	(455,081)	(215,237)
As at June 30, 2026	2,852,910	211,296	859,556	478,583

(b)	Cash-settled share-based compensation plan

In 2024, the Company established an employee share purchase plan (“ESPP”). The ESPP is a cash-settled share- based payment plan whereby employees of the Company can acquire common shares through regular payroll deductions. Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are restricted to a one-year holding period. The employees’ and Company’s contributions are remitted to an independent plan administrator, who is responsible for purchasing common shares on the market on behalf of the employees.

The amount expensed for the three and six months ended June 30, 2026 is $1.7 and $3.2, respectively (three and six months ended June 30, 2025 - $1.2 and $2.3, respectively).

14.	Financial instruments and fair value disclosures

(a)	The classification of financial instruments and their carrying amounts are as follows:

	June 30, 2026	December 31, 2025
Financial assets (liabilities) measured at FVTPL
Derivative financial assets	$23.7	$22.0
Derivative financial liabilities	(3.8)	(2.2)
Investment in equity securities	10.1	17.7

Financial assets (liabilities) measured at amortized cost
Cash	$397.8	$152.0
Trade and other receivables	189.3	142.6
Unbilled receivables	203.4	187.5
Accounts payable and accrued liabilities	(546.2)	(391.4)
Long-term debt	(245.0)	(272.0)

Derivative assets and investment in equity securities are included in other assets on the interim condensed consolidated statement of financial position, as presented in note 8. Derivative liabilities are included in other liabilities.

(b)	Fair value of financial instruments:

The table below shows the fair values of financial instruments along with their levels in the fair value hierarchy. It does not include fair values of those financial instruments measured at amortized cost for which the carrying amount is a reasonable approximation of fair value, which include cash, trade and other receivables, unbilled receivables, and accounts payable and accrued liabilities.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	$—	$19.8	$3.9	$23.7	$—	$21.1	$0.9	$22.0
Investment in equity securities	—	10.1	—	10.1	7.9	9.8	—	17.7
Liabilities
Derivative financial instruments	$1.8	$2.0	$—	$3.8	$0.1	$2.1	$—	$2.2
Long-term debt	$—	$265.7	$—	$265.7	$—	$280.0	$—	$280.0

Over the six months ended June 30, 2026, no transfers occurred between levels of the fair value hierarchy.

Level 1:

Level 1 derivative financial instruments comprise foreign exchange forward contracts. The Company mitigates its foreign exchange risk through reducing mismatches between currencies in its foreign currency revenue contracts and the related purchase contracts to create natural economic hedges. The Company also utilizes foreign exchange forward contracts to supplement its natural hedge strategy, where needed, to further reduce the exposure arising from expected foreign currency denominated cash flows. The term of the foreign exchange forward contracts can range from less than one month to several years. At June 30, 2026, the Company had outstanding foreign exchange forward contracts reported in level 1 derivative financial instruments. The Company does not enter into foreign exchange forward contracts for trading or speculative purposes and does not have any qualifying hedges for accounting purposes.

Level 2:

Level 2 derivative financial instruments comprise foreign exchange embedded derivatives within revenue and purchase contracts. The Company determines the fair value of its derivative financial instruments based on management estimates and observable market-based inputs. Management estimates include assumptions concerning the amount and timing of estimated future cash flows. Observable market-based inputs are sourced from third parties and include currency spot and forward rates.

Level 2 investment in equity securities comprise a 0.8% equity ownership in a private foreign company purchased in USD. The Company determines the fair value based on the value per share of the same class of shares issued to investors as this company is still in its growth phase. Market-based inputs include currency spot rates. Non-market- based inputs are sourced from the investee.

Level 2 long-term debt comprises the senior revolving credit facility and senior unsecured notes discussed in note 12. The fair value of the senior revolving credit facility approximates its book value and is determined using a present value of future cash flows model. The fair value of the senior unsecured notes is determined using the quoted prices of an identical asset in an inactive market.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

Level 3:

The embedded derivative redemption feature as part of the senior unsecured notes is classified as a Level 3 security. The fair value change on this instrument was recorded in the interim condensed consolidated statement of comprehensive income. Below is the reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

Embedded derivative asset (Level 3)
As at January 1, 2025	$—
Additions	0.8
Unrealized gain on financial instruments	0.1
As at December 31, 2025	$0.9
Unrealized gain on financial instruments	3.0
As at June 30, 2026	$3.9

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at June 30, 2026 and December 31, 2025 are shown below:

Security	Valuation technique	Significant unobservable	Input	Amount
Embedded derivative asset	Income approach - Callable bond model	Credit spread	June 30, 2026: 2.61%	June 30, 2026: 0.25% increase or decrease in the credit spread would result in a decrease of fair value by $0.7, and an increase of fair value by $0.9, respectively.
		Credit spread	December 31, 2025: 3.96%	December 31, 2025: 0.25% increase or decrease in the credit spread would result in a decrease of fair value by $0.2, and an increase of fair value by $0.3, respectively.

15.	Equity-accounted investees

The below table shows a breakdown of equity-accounted investees:

	June 30, 2026	December 31, 2025
Interest in Maritime Launch Services Inc.	8.4	10.0
Interest in Individually Non-Material Associates	1.3	1.3
	$9.7	$11.3

On November 3, 2025, the Company made an investment of $10.0 in Maritime Launch Services Inc. (“Maritime Launch”). The Company owns less than 20% of the equity interests and voting rights, but the Company has determined that it has significant influence due to meaningful representation on the Board of Directors of the associate. Consequently, the investment in Maritime Launch is accounted for in accordance with the equity method under IAS 28, Investments in Associates and Joint Ventures (“IAS 28”).

16.	Share Capital

In March 2026, the Company completed its initial public offering in the United States and listing of its Common Shares on the New York Stock Exchange. A total of 9,836,065 common shares were issued and sold at a price of US$30.50 per share. The underwriters further exercised their over-allotment option to purchase an additional 1,344,071 common shares for the same price per share. Total proceeds of $466.5 were received prior to transaction costs. Transaction costs of $25.0 were incurred and have been recorded as a reduction of Common Shares, for net proceeds of $441.5.

The Company also issued shares in conversion of share-based awards to common shares described in note 13.

All issued common shares are fully paid.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

17.	Earnings per share

The following table reflects the net income and share data used in the basic and diluted earnings per share calculations:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Net income	$27.9	$27.2	$57.5	$60.1

Weighted average shares outstanding – basic	138,845,290	123,118,335	133,661,126	122,681,264
Adjustments for
Employee stock options	2,687,807	3,678,428	2,676,163	3,793,519
Trustee shares	—	18,582	—	18,544
DSUs	211,296	275,054	205,150	270,600
RSUs and PSUs	776,837	971,809	1,415,435	964,631
Weighted average shares outstanding – diluted	142,521,230	128,062,208	137,957,874	127,728,558

Basic earnings per share	$0.20	$0.22	$0.43	$0.49
Diluted earnings per share	0.20	0.21	0.42	0.47

At June 30, 2026, nil and 139,550 RSUs and PSUs, for the three and six months ended June 30, 2026, respectively (June 30, 2025 - no material items) were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

18.	Government assistance

(a)	Investment tax credits

During the three and six months ended June 30, 2026, the Company recognized investment tax credits of $8.8 and $19.4 respectively (three and six months ended June 30, 2025 - $5.3 and $13.7, respectively) as a reduction in cost of materials, labour and subcontractors, and research and development, net, on the interim condensed consolidated statement of comprehensive income.

As at June 30, 2026, the Company has investment tax credits of approximately $189.0 available to offset future Canadian Federal and Provincial income taxes payable which expire between 2030 and 2046. Investment tax credits are only recognized in the interim condensed consolidated financial statements when the recognition criteria have been met as described in note 3(q) of the Company’s consolidated financial statements for the year ended December 31, 2025. Investment tax credits that are expected to be realized within 12 months are classified as current; investment tax credits that are expected to be realized beyond 12 months are classified as non-current.

(b)	Long-Term Economic Benefits to Province of Ontario Grant (the “Ontario Grant”):

The Ontario Grant was awarded to the Company in March 2022 by the Minister of Economic Development, Job Creation and Trade to encourage investment in Ontario, which will benefit Ontario’s economic growth. Under this grant agreement, the Ontario Government will fund 24.74% of eligible spending to a maximum of $25.0, conditional on the Company investing a minimum of $101.0 in eligible project expenditures. The Company uses the funding received under the grant towards the building of its centre of control and excellence in Brampton, Ontario, as well as development of proprietary technology. For the three and six months ended June 30, 2026, the Company has not recorded any recoveries and has received $8.4 proceeds related to this grant (six months ended June 30, 2025 - $4.0 proceeds).

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

(c)	Investissement Québec Forgivable Loan (the “IQ Loan”):

The Company entered into a definitive agreement with Investissement Québec in respect of the IQ Loan in February 2025. The forgivable loan, in an amount up to $75.0 is intended to support with infrastructure projects and the expansion of development capabilities to design and produce satellites at the Company's facilities in Québec. The loan will be forgiven if certain requirements related to these projects are met. For the three months ended June 30, 2026, the Company has not recorded any amounts nor received any proceeds in connection with the IQ Loan. For the six months ended June 30, 2026, the Company has recorded recoveries of $0.7 against cost of revenues, $1.1 against long-term assets and has not received any proceeds in connection with the IQ Loan (three and six months ended June 30, 2025 - $13.2 against cost of revenues, $3.1 against research and development, net, $35.6 against long term assets, and $43.5 proceeds received).

19.	Supplementary cash flow information

The below table provides changes in operating assets and liabilities:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Trade and other receivables	$(48.9)	$(1.5)	$(48.8)	$(4.6)
Unbilled receivables	(4.6)	29.8	(28.5)	11.2
Inventories	5.2	(1.2)	(8.3)	(5.5)
Prepaid expenses and advances to suppliers	(10.4)	0.1	(13.3)	16.2
Other assets	(0.2)	(8.3)	2.8	(18.5)
Trade and other payables	77.4	26.8	174.0	61.1
Contract liabilities	(132.2)	(41.6)	(220.4)	135.4
Employee benefits	(16.4)	(4.9)	(5.4)	0.8
Other liabilities	(5.2)	4.1	(8.8)	3.0
	$(135.3)	$3.3	$(156.7)	$199.1

20.	Subsequent Events

•	On July 8, 2026, the Company entered into a firm and irrevocable offer to acquire a majority interest in Collecte Localisation Satellites (CLS), a global leading provider of AI-driven Earth observation value-added services and satellite IoT solutions. Once completed, MDA Space will acquire an approximately 70% interest in CLS from the shareholders of CLS’s parent company, for approximately €567 ($920) in cash (subject to adjustments). The Centre national d'études spatiales (“CNES”), the French space agency, would retain an approximately 30% interest in CLS. The acquisition is subject to customary closing conditions and required regulatory approvals. The transaction is expected to be completed by the end of 2026 or early 2027.

•	On July 8, 2026, the Company announced an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase common shares of MDA Space on a bought deal basis at a price of US$35.60 (the "Offering Price") per MDA Space common share (each a "Common Share"). The size of the offering was subsequently upsized on July 9, 2026 such that the total number of Common Shares issued was 23,000,000 (the "Issued Shares"). The aggregate gross proceeds paid to the Company as a result of the offering was approximately US$819 (approximately C$1,159). Pursuant to the terms of the offering, the Company has granted the underwriters an over-allotment option (the “Option”) to purchase up to an additional 15% of Issued Shares in connection with the Offering, to cover over-allotments, if any, at the Offering Price. The Option is exercisable in whole or in part at any time up to 30 days following the closing of the Offering. The Company intends to use the net proceeds of the Offering to fund a portion of the purchase price of its acquisition of CLS.

•	On July 23, 2026 the Company announced that it had priced a private placement offering (the "Offering") to sell, pursuant to the Offering, $600 aggregate principal amount of 6.50% senior unsecured notes due August 5, 2033 (the "Notes"). The Offering closed on August 5, 2026, subject to customary closing conditions.

MDA Space Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Amounts in millions of Canadian dollars, except share-based compensation awards and per share amounts)

The Notes were issued at a price of one thousand Canadian dollars per one thousand Canadian dollars principal amount of Notes. The Notes constitute senior unsecured obligations of the Company, ranking pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company (including the 7.00% senior unsecured notes issued by the Company on December 23, 2025 in an aggregate principal amount of $250 due December 23, 2030), and are guaranteed by certain of the Company's subsidiaries. Interest on the Notes accrues at a rate of 6.50% per annum, payable semi- annually in arrears on February 5 and August 5 of each year, commencing on February 5, 2027.

The Company intends to use the net proceeds from the Offering to fund a portion of the purchase price for the acquisition of BCT and acquisition-related fees and expenses. In the event the acquisition does not close, the Company will be required to redeem all of the outstanding Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

•	On August 6, 2026 the Canadian Space Agency announced it intends to repurpose Canadarm3 investments to support the next phase of lunar exploration as part of the Artemis Program. Building on technologies and expertise gained through the Canadarm3 project, the CSA will continue to collaborate with the Company to adapt work underway to support a wide range of complex lunar operations.